FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 4, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated November 4, 2003.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: November 4, 2003	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
November 4, 2003

REVISION OF ACCOUNTING TREATMENT OF THE MANDATORILY
EXCHANGEABLE NOTES

New York, London and Luxembourg – November 4, 2003 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) announced its results for the quarter and nine months ended September 30, 2003 on October 22, 2003. Prior to that release, the accounting treatment of its approximately $310 million 5% Mandatorily Exchangeable Notes (the “Notes”) and the Tele2 AB shares into which the Notes are exchangeable was reviewed by PricewaterhouseCoopers, Millicom’s auditors.

Subsequently, PricewaterhouseCoopers has advised Millicom that there should be a change of accounting treatment relating to the Notes and the Tele2 AB shares. Based upon this revised professional advice, and to ensure compliance with IFRS, Millicom has decided to adopt this change. As a result, Millicom will mark-to-market on a quarterly basis the value of its holding of Tele2 AB shares, with any resulting changes in fair value being recorded in Millicom’s profit and loss statement for such period under the heading “valuation movement on securities”. Millicom will also account for the embedded derivative relating to the corresponding Note revaluation and to the potential 30% premium if the price of the Tele2 AB shares is above the reference price of SEK 285 in accordance with the terms of the Notes, at fair value with any subsequent change in its fair value being recorded in the profit and loss statement. The net impact on Millicom’s results reflects an economic hedge against a decrease in the price of Tele2 AB shares and the premium that Millicom would realize at maturity if the price of the Tele2 AB shares is above the reference price in accordance with the terms of the Notes.

Accordingly, Millicom is reissuing its results for the quarter and nine months ended September 30, 2003 to reflect the change in accounting treatment relating to the Notes, which results in an increase of $10.7 million in its profit and net shareholders’ equity for the nine months ended September 30, 2003. Although changes in the market value of the Tele2 AB shares will impact Millicom’s net income on a quarterly basis until the Notes mature in August 2006, the aggregate net impact over this period cannot result in a loss to Millicom.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS: Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 101

Andrew Best Investor Relations Shared Value Ltd, London Visit our web site at: www.millicom.com	Telephone: +44 20 7321 5022

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended September 30, 2003 and 2002

	Quarter ended Sept 30, 2003 (Unaudited) US$ ’000	Quarter ended Sept 30, 2002 (Unaudited) US$ ’000

Revenues	156,668	155,826

Operating expenses
Cost of sales (excluding depreciation and amortization)	(36,900)	(40,410)
Sales and marketing	(20,558)	(20,093)
General and administrative expenses	(16,348)	(24,234)
Corporate and license acquisition costs	(5,829)	(3,559)
Write-down of assets, net	-	(7,841)
Depreciation and amortization	(32,266)	(37,380)

Operating profit	44,767	22,309
Loss on exchange and disposal of investments	-	(59,737)
Valuation movement on securities	17,532	(17,462)
Fair value result on financial instruments	(26,440)	-
Profit/ (loss) from associated companies	91	(860)

Profit (loss) before financing and taxes	35,950	(55,750)
Interest expense	(36,044)	(49,709)
Interest income	3,396	3,188
Income for financial instruments	-	22,911
Exchange loss, net	(1,796)	(2,199)

Profit (Loss) before taxes	1,506	(81,559)
Taxes	(10,749)	(5,844)

Loss after taxes	(9,243)	(87,403)
Minority interest	(3,962)	(2,417)

Loss for the quarter	(13,205)	(89,820)

Basic and diluted loss per common share (US$)	(0.81)	(5.51)

Weighted average number of shares and diluted
potential shares in the period (in thousands)	16,325	16,287

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the nine months ended September 30, 2003 and 2002

	9 months ended Sept 30, 2003 (Unaudited) US$ ’000	9 months ended Sept 30, 2002 (Unaudited) US$ ’000

Revenues	445,249	449,907

Operating expenses
Cost of sales (excluding depreciation and	(107,571)	(123,898)
amortization)
Sales and marketing	(57,286)	(59,995)
General and administrative expenses	(52,557)	(66,918)
Corporate and license acquisition costs	(17,100)	(16,822)
Write-down of assets, net	(310)	(9,449)
Depreciation and amortization	(90,654)	(105,915)

Operating profit	119,771	66,910
Gain (loss) on exchange and disposal of investments	2,965	(33,039)
Valuation movement on securities	117,405	(305,471)
Fair value result on financial instruments	(26,440)	-
Profit/ (loss) from associated companies	217	(2,540)

Profit before financing and taxes	213,918	(274,140)
Interest expense	(91,764)	(143,849)
Interest income	4,976	9,126
Gain realized on debt exchange	97,052	-
Other income	-	13,571
Income for financial instruments	-	20,562
Exchange gain/ (loss), net	6,313	(18,408)

Profit (loss) before taxes	230,495	(393,138)
Taxes	(29,101)	(19,549)

Profit (loss) after taxes	201,394	(412,687)
Minority interest	(12,338)	(5,520)

Profit (loss) for the period	189,056	(418,207)

Profit (loss) on a diluted basis	191,188	(418,207)

Basic earnings (loss) per common share (US$)	11.60	(25.62)

Diluted earnings (loss) per common shares (US$)	9.80	(25.62)

Weighted average number of shares in the period
(in thousands)	16,298	16,326

Weighted average number of shared and diluted
potential shares in the period (in thousands)	19,510	16,326

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2003 and December 31, 2002

	Sept 30, 2003 (Unaudited) US$ ’000	Dec. 31, 2002 (Audited) US$ ’000

Assets
Non-current assets
Intangible assets
Goodwill, net	54,813	10,172
Licenses, net	34,139	84,471
Deferred costs and other non-current assets, net	5,624	4,919
Tangible assets, net	481,691	458,933
Financial assets
Investment in securities	397,708	220,386
Investment in associated company	1,013	1,013
Pledged deposits	20,507	32,921
Deferred taxation	6,179	8,470

Total non-current assets	1,001,674	821,285

Current assets
Investment in securities	-	101,540
Inventories	10,403	6,962
Debtors
Trade debtors, net	106,932	113,221
Amounts due from joint ventures	12,385	14,053
Amounts due from other related parties	4,416	6,806
Prepaid and accrued income	26,456	14,148
Other current assets	32,319	38,453
Time deposits	16,034	16,200
Cash and cash equivalents	134,631	70,451

Total current assets	343,576	381,834

Total assets	1,345,250	1,203,119

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2003 and December 31, 2002

	Sept 30, 2003 (Unaudited) US$ ’000	Dec. 31, 2002 (Audited) US$ ’000

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital and premium	239,633	281,989
Treasury stock	(8,705)	(54,521)
2% PIK notes	16,053	-
Legal reserve	4,256	4,256
Retained loss brought forward	(453,563)	(57,719)
Profit (loss) for the period	189,056	(385,143)
Currency translation reserve	(91,312)	(84,121)

Total shareholders’ equity	(104,582)	(295,259)

Minority interest	23,984	23,733

Liabilities
Non-current liabilities
Deferred taxation	36,574	26,874
Corporate 13.5% debt	136,443	912,539
Corporate 11% debt	395,219	-
2% PIK notes	50,022	-
5% Mandatory Exchangeable Bond - Debt Component	283,173	-
5% Mandatory Exchangeable Bond - Embedded Derivative	45,320	-
Other debt and financing	125,932	159,370

	1,072,683	1,098,783

Current liabilities
Other debt and financing	105,616	156,666
Trade creditors	93,688	90,945
Amounts due to shareholders	-	4,021
Amounts due to other related parties	779	6,487
Accrued interest and other expenses	55,241	42,745
Other current liabilities	97,841	74,998

	353,165	375,862

Total liabilities	1,425,848	1,474,645

Total shareholders’ equity and liabilities	1,345,250	1,203,119

Millicom International Cellular S.A.
Consolidated statements of cash flows
for the nine months ended September 30, 2003 and 2002

	Sept 30, 2003 (Unaudited) US$ ’000	Sept 30, 2002 (Unaudited) US$ ’000

Net cash provided by operating activities	128,322	54,693
Cash flow from investing activities	(14,173)	17,206
Cash flow from financing activities	(50,464)	(79,516)
Cash effect of exchange rate changes	495	(301)

Net increase (decrease) in cash and cash equivalents	64,180	(7,918)

Cash and cash equivalents, beginning	70,451	56,276

Cash and cash equivalents, ending	134,631	48,358

Millicom International Cellular S.A.
Consolidated statements of changes in shareholders’ equity
for the nine months ended September 30, 2003 and the year ended December 31, 2002

	Sept 30, 2003 (Unaudited) US$ ’000	Dec 31, 2002 (Audited) US$ ’000

Shareholders’ equity at January 1	(295,259)	68,894
New shares issued	937	-
Treasury shares used to offset liability to shareholders	2,523	-
Purchase of treasury stock	-	(2,488)
Profit (loss) for the period	189,056	(385,143)
Effect of consolidation of El Salvador	(10,701)
Prolonged decrease in market value	-	61,325
Movement in currency translation reserve	(7,191)	(37,847)
Issuance of equity instruments (2% PIK Notes)	16,053	-

Shareholders’ equity	(104,582)	(295,259)